EXHIBIT 99 To Form 4

Name and Address of Reporting Person:
Jay L. Schottenstein
Schottenstein Stores Corporation
4300 E. Fifth Ave.
Columbus, OH  43219

Issuer Name and Ticker or Trading Symbol:
DSW Inc. (DSW)

FOOTNOTES:

(1) The amount reported reflects 27,382,667 Class B Common Shares held by Retail Ventures, Inc. (RVI). Schottenstein Stores Corporation (SSC) holds 1,260,000 common shares of RVI or 2.6% of the outstanding shares of RVI.
SSC disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Jay L. Schottenstein beneficially owns approximately 65.6% of the common shares of SSC. In addition, Mr. Schottenstein is also the sole beneficial owner of 165,300 RVI common shares and holds 52,500 RVI common shares through Glosser Brothers Acquisition, Inc. (GBA), of which Mr. Schottenstein is Chairman of the Board, President, a director and a trustee or co-trustee of family trusts that own 100% of the stock of GBA. SEI, Inc. (SEI) holds 6,201,300 or 12.7% of the outstanding common shares of RVI. Mr. Schottenstein is a director and Chairman of SEI and holds 59% of the SEI stock through trusts where he has sole voting and dispositive powers. Schottenstein RVI, LLC
(SRVI) holds 20,020,935 or 39.2% of the outstanding common shares of RVI. Mr. Schottenstein is the manager and holds over 50% of the membership units of SRVI through trusts where he has sole voting and dispositive powers.
Mr. Schottenstein has voting and investment power as co-trustee of a family trust that owns 30,000 RVI common shares. By virtue of his direct ownership interests in SSC, SEI, SRVI and RVI, Mr. Schottenstein may be deemed to beneficially own the DSW Class B Common Shares owned by RVI. Mr. Schottenstein disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.